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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                 SYSTEMIX, INC.
                           (Name of Subject Company)

                                 SYSTEMIX, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  871872 10 7
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                IRIS BREST, ESQ.
                                GENERAL COUNSEL
                                 SYSTEMIX, INC.
                               3155 PORTER DRIVE
                          PALO ALTO, CALIFORNIA 94303
                                 (415) 856-4901
            (Name, address and telephone number of person authorized
                to receive notices and communications on behalf
                       of the person(s) filing statement)

                         ------------------------------

                                WITH A COPY TO:

           MORRIS J. KRAMER, ESQ.                          JEFFRY HOFFMAN, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP       SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN LLP
              919 THIRD AVENUE                               919 THIRD AVENUE
          NEW YORK, NEW YORK 10022                       NEW YORK, NEW YORK 10022
               (212) 735-3000                                 (212) 891-9260

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is SyStemix, Inc. (the "Company"). The address of the principal executive offices of the Company is 3155 Porter Drive, Palo Alto, California 94304. The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This Statement relates to the tender offer by Novartis Biotech Holding Corp. (formerly known as Sandoz Biotech Holdings Corporation) ("Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Novartis Inc. (referred to herein as "Parent"), a company organized under the laws of Switzerland and the successor by merger to Sandoz Ltd., to purchase all of the Shares held by the Company's stockholders other than Parent or its affiliates (such stockholders, the "Public Stockholders" and such Shares, the "Publicly Held Shares") at $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 17, 1997 and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 17, 1997 (the "Schedule 14D-1") and in a Rule 13e-3 Transaction Statement on Schedule 13E-3 dated January 17, 1997 (the "Schedule 13E-3"), both of which are filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger dated as of January 10, 1997 among Parent, Purchaser and the Company (the "Merger Agreement"). As set forth in the Schedule 14D-1, the address of the principal executive offices of each of Purchaser and Parent is 608 Fifth Avenue, New York, New York 10020 and Schwarzwaldallee 215, CH-4002 Basel, Switzerland, respectively.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Purchaser or Parent, or actions or events with respect to any of them, was provided by Purchaser or Parent, respectively, and the Company takes no responsibility for such information. The Company takes no responsibility for that portion of the information contained in this Statement or incorporated herein by reference concerning the Independent Directors, or actions or events with respect to any of them, which was provided by the Independent Directors. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

    (b) Except as described herein, in Schedule I hereto, and in the Company's Proxy Statement dated May 31, 1996 relating to the Company's 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement") (attached hereto as Exhibit 7 and incorporated herein by reference), to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) Purchaser and its executive officers, directors or affiliates.

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    (1) CERTAIN CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS AND ANY
ACTUAL OR POTENTIAL CONFLICTS OF INTEREST BETWEEN (A) THE COMPANY OR ITS AFFILIATES AND (B) THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

    Information concerning certain contracts, agreements, arrangements or understandings and certain actual or potential conflicts of interest between (x) the Company or its affiliates and (y) the Company and its executive officers, directors or affiliates, is set forth in Schedule I hereto and in the 1996 Proxy Statement, and such information is incorporated herein by reference. Additional information relating to these matters is described below.

    INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER. In considering the recommendations of the Board of Directors of the Company (the "Board") and Messrs. Harold Edgar, Joseph Ruvane and Edgar Schollmaier (the "Independent Directors") set forth in Item 4(a) hereto, Public Stockholders should be aware that certain members of the Board and the Independent Directors, respectively, have interests in the Merger and the Offer which are described in Schedule I hereto and which may present them with certain conflicts of interest. Each of the Independent Directors and members of the Board were aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

    (2) CERTAIN CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS AND ANY ACTUAL OR POTENTIAL CONFLICTS OF INTEREST BETWEEN (A) THE COMPANY OR ITS AFFILIATES AND (B) THE PURCHASER AND ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

    Information concerning certain contracts, agreements, arrangements or understandings and certain actual or potential conflicts of interest between (x) the Company or its affiliates and (y) the Purchaser and its executive officers, directors or affiliates, is set forth in the 1996 Proxy Statement, and such information is incorporated herein by reference. Additional information relating to these matters is described below.

    On January 13, 1997, the Company and Parent issued a press release announcing the Merger Agreement and Purchaser's intention to commence the Offer. A copy of that press release is filed as Exhibit 3 hereto and is incorporated herein by reference.

    THE MERGER AGREEMENT.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable after the date thereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. Purchaser shall not, without the consent of a majority of the Independent Directors, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, other than Shares owned by Parent and Purchaser, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer
(i) not less than a majority of the issued and outstanding Shares other than Shares owned by Parent or Purchaser (the "First Minimum Condition") and (ii) at least the number of Shares that when added to the Shares owned by Parent and Purchaser shall constitute 90% of the Shares then outstanding (the "Second Minimum Condition") and certain other conditions that are described in "CONDITIONS TO CONSUMMATING THE OFFER" below. Purchaser and Parent have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer or which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth in "CONDITIONS TO CONSUMMATING THE OFFER" below. The First Minimum Condition may not be waived without the consent of a majority of the Independent Directors. Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement shall have been satisfied other than the Second Minimum Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the initial expiration date of the Offer and (ii) the date on which all other conditions set forth in the Merger Agreement shall have been

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satisfied, after which time (or earlier if Parent did not extend the Offer)
Purchaser shall waive the Second Minimum Condition and consummate the Offer.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware General Corporation Law ("DGCL"), at the effective time of the Merger (the "Effective Time"), Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will become an indirect wholly-owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly-owned subsidiary of Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of
DGCL) shall be cancelled and shall be converted automatically into the right to receive $19.50 in cash, or any higher price paid per Share in the Offer (the "Merger Price").

    Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

    The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Certificate of Incorporation of Purchaser will be the Certificate of Incorporation of the Surviving Corporation; PROVIDED, HOWEVER, that, at the Effective Time, Article I of the Certification of Incorporation of the Surviving Corporation will be amended to read as follows: The name of the corporation is "SyStemix, Inc." The Merger Agreement also provides that the By-laws of Purchaser will be the By-laws of the Surviving Corporation.

    Immediately prior to the Effective Time, each outstanding option and warrant to purchase Shares (in each case, an "Option"), whether or not then exercisable, may be surrendered by the holder of such Option for cancellation by the Company, and each holder of a cancelled Option shall be entitled to receive an amount in cash from Purchaser, in consideration for the cancellation of each such Option, at the same time as the Merger Price is received by the holders of Shares, equal to the product of (i) the number of Shares to be issued upon the exercise of such Option and (ii) the excess, if any, of the amount paid per Share pursuant to the Offer over the exercise price per Share previously subject to such Option; PROVIDED, HOWEVER, that any Options owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto. The Company shall use all reasonable efforts to obtain such consents as may be necessary or required so that, immediately prior to the Effective Time, each Option may be and shall be cancelled by the Company.

    Purchaser or the paying agent in the Offer and the Merger (the "Paying Agent") shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares and/or an Option such amounts that Purchaser or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

    AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions

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contemplated thereby (the "Stockholders' Meeting"). At the Stockholders'
Meeting, Parent and Purchaser shall cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Purchaser currently has sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. In the event that Purchaser acquires such number of Shares that, when taken together with the Shares previously owned by Purchaser, constitute at least 90% of the then outstanding Shares, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

    The Merger Agreement provides that the Company shall, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement with the Commission under the Exchange Act (the "Proxy Statement"), and shall use its best efforts to have the Proxy Statement cleared by the Commission. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the Commission. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to it being filed with the Commission and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Commission. The Company and its counsel shall be given the opportunity to review and comment on the Offer documents and any amendments thereto prior to the filing thereof with the Commission. Parent and Purchaser shall provide the Company and its counsel with a copy of any written comments or telephonic notification of any verbal comments Parent or Purchaser may receive from the Commission or its staff with respect to the Offer documents promptly after the receipt thereof and shall provide the Company and its counsel with a copy of any written responses and telephonic notification of any verbal responses of Parent, Purchaser or their counsel. Each of the Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the Commission and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

    Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations.

    The Company and Parent are each obligated under the Merger Agreement to give each other prompt notice of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

    Pursuant to the Merger Agreement, the By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than those set forth in Article XV of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years

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from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

    Pursuant to the Merger Agreement, the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each of its subsidiaries and each fiduciary and agent of each such director and officer (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under the DGCL). In the event of any such claim, action, suit, proceeding or investigation, (i) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefore are received and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; PROVIDED, HOWEVER, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and PROVIDED FURTHER that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except (x) that the persons who served as directors of the Company who were not designees of Parent shall be entitled to retain one additional counsel (plus appropriate local counsel) to represent them at the expense of the Company or the Surviving Corporation, and (y) to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company or the Surviving Corporation; and PROVIDED FURTHER that, in the event that any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. Parent has agreed to guarantee the foregoing obligations of the Surviving Corporation and, following consummation of the Offer, the Company, under this paragraph.

    The Merger Agreement provides that the Surviving Corporation shall use its reasonable efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; PROVIDED, HOWEVER, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 175% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 175% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 175% of current annual premiums. In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the

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successor and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the foregoing indemnification obligations.

    Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each of the parties thereto shall (i) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions and to fulfill the conditions of the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement and the Surviving Corporation shall use their reasonable best efforts to take all such action.

    Pursuant to the Merger Agreement, the parties thereto agreed that each of the acquisition agreement and the stock and warrant purchase agreement among the Company, Parent and Purchaser shall be terminated as of the Effective Time. For purposes of clarity, it is understood by the parties that all representations, warranties and agreements between the parties which, by the terms of such agreements, survive either or both the Closing Date (as that term is defined in each of such agreements) or the termination of such agreements shall all be terminated as of the Effective Time.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, Parent and Purchaser as to the enforceability of the Merger Agreement and by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, corporate status and capitalization and the accuracy of financial statements and Commission filings.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by the DGCL and the Company's Certificate of Incorporation, the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company; (b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of: (i) making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement, (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their respective subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement or (iii) compelling the Company, Parent, Purchaser or any of their respective subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or Purchaser or any of their respective subsidiaries as a result of the transactions contemplated by the Merger Agreement; and (c) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED, HOWEVER, that this condition shall not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION; FEES AND EXPENSES. The Merger Agreement may be terminated and the Merger and the other transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by

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the stockholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent, Purchaser and the Company, if such termination is also approved by a majority of the Independent Directors; or (b) by either Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before June 30, 1997; PROVIDED, HOWEVER, that such right to terminate shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (c) by Parent if due to an occurrence or circumstance that would result in failure to satisfy any condition to the Offer, Purchaser shall have (i) failed to commence the Offer within 60 days following the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement; or (d) by the Company, upon approval of the Board and a majority of the Independent Directors, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions to the Offer, Purchaser shall have
(i) failed to commence the Offer within 60 days following the date of the Merger Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder, or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or (e) by the Company, upon approval of the Board and a majority of the Independent Directors, (i) if any representation or warranty of Parent or Purchaser in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement, or (ii) Parent or Purchaser shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or Purchaser to be performed or complied with by it under the Merger Agreement.

    In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void.

    Except as set forth below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by the Merger Agreement are consummated.

    In the event that the Merger Agreement is terminated prior to consummation of the Offer and the Merger, other than a termination by the consent of the parties or a termination by Parent or Purchaser which results from any representation or warranty of the Company in the Merger Agreement not being true and correct or the failure of the Company to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, then, in any such event, Purchaser shall, and Parent shall cause Purchaser to, pay all actual out-of-pocket fees and expenses incurred by the parties, including all fees and expenses payable to investment banking firms, counsel and accountants, in connection with the structuring, negotiation, preparation, execution and performance of the Merger Agreement, as well as all printing and advertising expenses.

    CONDITIONS TO CONSUMMATING THE OFFER. Purchaser shall not, without the consent of a majority of the Independent Directors, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, other than Shares owned by Parent and Purchaser,

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shall have been validly tendered and not withdrawn prior to the expiration of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if (i) immediately prior to the expiration of the Offer the Second Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

        (a) an order shall have been entered in any action or proceeding before any federal or state court or governmental agency or other regulatory body or a permanent injunction by any federal or state court of competent jurisdiction in the United States shall have been issued and remain in effect (i) making illegal the purchase of, or payment for, any Shares by Parent, Purchaser or any affiliate of Parent or Purchaser; (ii) otherwise preventing the consummation of any of the transactions contemplated by the Merger Agreement; (iii) imposing limitations on the ability of Parent, Purchaser or any affiliate of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's stockholders, which would effect a material diminution in the value of the Shares acquired by Purchaser;

        (b) there shall have been any federal or state statute, rule or regulation enacted or promulgated on or after the date of the Offer that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iii) of paragraph (a) above;

        (c) any representation or warranty of the Company in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of this Agreement;

        (d) there shall have occurred and be remaining in effect (i) any general suspension of, or limitation on prices for, trading in securities of the Company on NASDAQ, (ii) any material change in United States or Switzerland currency exchange rates or a suspension of, or limitation on, currency exchange markets in the United States or Switzerland, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Switzerland, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Switzerland or (v) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

        (e) the Merger Agreement shall have been terminated in accordance with its terms; or

        (f) Purchaser and the Company (with the approval of a majority of the Independent Directors) shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion; PROVIDED, HOWEVER, that Purchaser and Parent may not waive the First Minimum Condition without the consent of a majority of the Independent Directors. Purchaser has agreed to waive the Second Minimum Condition under certain circumstances described herein. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    The foregoing description summarizes certain provisions of the Merger Agreement which relate to arrangements among the Company, Parent, Purchaser and the Company's executive officers and directors. These, and the foregoing descriptions of the Merger Agreement, are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION.

    At the January 10, 1997 Board meeting, the Board, based in part upon the unanimous recommendation of the Independent Directors, by unanimous vote of all directors present and voting determined that each of the Offer and the Merger is fair to and in the best interests of the Public Stockholders, approved the Offer and the Merger and recommended that such stockholders accept the Offer and tender their Shares pursuant thereto. The directors who are designees of Parent abstained from such determination and approval.

    THEREFORE, THE BOARD RECOMMENDS THAT THE PUBLIC STOCKHOLDERS TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to all stockholders of the Company communicating the recommendations of the members of the Board is filed as Exhibit 5 hereto and is incorporated herein by reference.

    As stated above in Item 3(b)(1) and described in Item 4(b)(2) below, certain members of the Board have (in addition to their positions as members of the Board) varying degrees of other associations or affiliations with either the Company, Purchaser or Parent. Consequently, such directors do not purport to be, and in no circumstance intend to imply that they are, independent or among themselves all equally independent, of each of the Company, Purchaser, Parent or all of them.

    (b) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE INDEPENDENT DIRECTORS AND THE BOARD; OPINION OF LEHMAN BROTHERS.

    (1) BACKGROUND.

    EXISTING RELATIONSHIP BETWEEN THE COMPANY AND PARENT. Parent, through its wholly-owned indirect subsidiary Purchaser, owns a total of 10,610,099 of the outstanding Shares, constituting approximately 73% of the outstanding Shares, and also holds currently exercisable warrants to acquire 1,367,600 additional Shares. As of the date of the Offer to Purchase, six of the eleven directors of the Company are designees of Parent. Pursuant to the acquisition agreement, dated December 16, 1991, among the Company, the predecessor of Parent and Purchaser, certain persons, or their successors, were designated to be the Independent Directors in evaluating any proposed transaction between the Company and Parent or its affiliates.

    On January 30, 1995, the Company, the predecessor of Parent, and Purchaser amended the December 1991 stock acquisition agreement allowing Parent and Purchaser to increase its ownership of the Company to 71.6% on a fully diluted basis, and entered into a stock and warrant purchase agreement. On February 2, 1995, the Company issued to Purchaser 4,616,272 shares of common stock plus warrants to purchase an additional 1,367,600 shares of common stock in exchange for aggregate proceeds of $80.0 million. Per the terms of the amended stock acquisition agreement, Parent and Purchaser are prohibited until December 16, 1998 from increasing their shareholdings on a fully diluted basis above 71.6% before the exercise of any warrants, and above 73.9% if the warrants are exercised. From December 17, 1998 to February 18, 2002, Parent and Purchaser are prohibited from increasing their shareholdings above 75% on a fully diluted basis. Parent and Purchaser are, however, permitted to make a tender offer or merger or acquisition proposal for 100% of the Company, provided such offer is at a price that is fair to the stockholders of the Company and is approved by a majority of the Independent Directors.

    PARENT'S UNSOLICITED OFFER. On May 23, 1996, Parent delivered a letter to the Board containing an unsolicited proposal to acquire all of the Publicly Held Shares for $17.00 per Share in cash.

    On May 24, 1996, the Company announced it had received Parent's proposal. Also on May 24, 1996, Messrs. Ruvane, Edgar and Schollmaier (the Independent Directors) held an organizational meeting by telephone to begin their consideration of Parent's proposal. A representative of Shereff, Friedman, Hoffman & Goodman LLP, the legal counsel which had represented the Independent Directors in connection with the 1995 investment in the Company by Parent's predecessor and Purchaser, participated in the meeting, and that firm was retained to represent the Independent Directors.

    On May 28, 1996, a second telephonic meeting of the Independent Directors was held during which the Independent Directors continued their analysis of Parent's proposal and determined to select a financial advisor to advise them whether such proposal was fair to the Public Stockholders.

    On June 3, 1996, interviews with several investment banking firms were held and, shortly thereafter, Lehman Brothers Inc. ("Lehman Brothers") was selected to serve as financial advisor to the Independent Directors.

    On June 11, 1996, the Independent Directors again met by telephone to further consider Parent's proposal. Mr. Schollmaier (an Independent Director) was asked to contact Dr. Daniel Vasella (Chief Executive Officer of Parent and a director of the Company designated by Parent) and apprise him of the Independent Directors' preliminary conclusion that Parent's proposal did not reflect a fair price for the Publicly Held Shares.

    On June 13, 1996, Mr. Schollmaier and Dr. Vasella met in Basel, Switzerland and discussed Parent's proposal. Mr. Schollmaier advised Dr. Vasella that he believed the Independent Directors would not be able to approve Parent's proposal in light of their preliminary conclusions. Mr. Schollmaier suggested that Lehman Brothers and Morgan Stanley & Co. Incorporated, financial advisor to Parent ("Morgan Stanley"), meet to discuss Parent's proposal in an effort to resolve the parties' differing views.

    On August 6, 1996, the Independent Directors met with representatives of Lehman Brothers to discuss the status of the negotiations with Parent, to review the Lehman Brothers' analysis of Parent's proposal and to consider the conclusion of Lehman Brothers that Parent's proposal was inadequate. Based in part on their discussions with Lehman Brothers and in part on their own views of the inadequacy of Parent's proposal, the Independent Directors directed Lehman Brothers to seek to negotiate an improved proposal from Parent.

    During the period following the August 6, 1996 meeting, discussions between Lehman Brothers and Morgan Stanley took place.

    On September 24, 1996, Mr. Ruvane (an Independent Director) and Dr. Raymund Breu, Chief Financial Officer of Parent, met together with representatives of Lehman Brothers and Morgan Stanley to have further discussions regarding Parent's proposal. These discussions did not result in an improved proposal or an exchange of information between the parties' respective financial advisors. At the same meeting, the issue of the Company's financing needs was raised.

    From October 19, through October 26, 1996, Mr. Edgar (an Independent Director) and Dr. Breu had two telephone conversations regarding the terms of Parent's proposal.

    On October 29, 1996, the Company announced that it had been informed by its Independent Directors that Parent's offer had been rejected. The Independent Directors stated that their decision was based in part on the advice of Lehman Brothers that the offer was inadequate and not fair to the Public Stockholders from a financial point of view. The Independent Directors advised the Company that they remained willing to discuss an acquisition by Parent and Purchaser at an appropriate price.

    On November 1, 1996 Mr. Schollmaier met with Dr. Breu, again reviewed the basis for the Independent Directors' rejection of Parent's proposal and reiterated the Independent Directors' willingness to resume negotiations regarding a transaction at a higher price.

    In mid-November, 1996, the Independent Directors were advised by Dr. Breu that Parent believed it might be mutually beneficial to reopen negotiations. Dr. Breu suggested a meeting between the Independent Directors and certain executive officers of Parent.

    THE OFFER. On December 19, 1996, in response to Dr. Breu's suggestion, a meeting was held between the Independent Directors and Messrs. Vasella and Breu, and Paul Herrling, Ph.D. (Head of Research of the Pharma Division of Parent and a director of the Company designated by Parent), at which Parent indicated it was prepared to consider increasing its offer to $19.50 per Share for the Publicly Held Shares, if acceptable minimum conditions and other terms could be agreed upon.

    On December 30, 1996, Parent's counsel delivered an initial draft of the Merger Agreement to the Independent Directors and the Company and their respective counsel. Negotiations continued over the next several days.

    On January 6, 1997, a telephonic meeting of the Independent Directors and representatives of Lehman Brothers took place to discuss the revised offer. Lehman Brothers advised the Independent Directors of its preliminary determination that the Offer was fair to the Public Stockholders from a financial point of view. Lehman Brothers reviewed with the Independent Directors written materials which had been prepared by Lehman Brothers and provided to the Independent Directors prior to the meeting. The written materials were portions of the more detailed report which was delivered to the Independent Directors on the following day. The report contained the analysis which formed the basis of Lehman Brothers' conclusions as to the fairness of the Offer.

    On January 10, 1997, a final meeting of the Independent Directors was held. At this meeting, Lehman Brothers reported that it was prepared to render its written opinion that the Offer was fair to the Public Stockholders from a financial point of view. Lehman Brothers reviewed its complete report with the Independent Directors and a draft of the text of the written opinion it was prepared to deliver concerning the fairness of the transaction. The Independent Directors considered the Lehman Brothers' report and draft opinion and based, in part, on such report and opinion and on the additional factors set forth in "REASONS FOR THE RECOMMENDATION OF THE INDEPENDENT DIRECTORS AND THE BOARD" below, unanimously concluded that they would approve the Offer and recommend that the Board approve the Offer, the Merger and the Merger Agreement and recommend that the Public Stockholders tender the Publicly Held Shares in the Offer.

    Later on January 10, 1997, the Board held a telephonic meeting to discuss the Offer and the Merger and to receive any recommendation that the Independent Directors would be prepared to make to the Board. At this meeting, Lehman Brothers reiterated its presentation which it made to the Independent Directors earlier in the day, including rendering its opinion, which it subsequently confirmed in writing that, as of that date, the proposed consideration to be offered in the Offer and the Merger was fair, from a financial point of view, to the Public Stockholders. Following additional oral presentations by representatives of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company, with respect to the terms and conditions of the Merger Agreement, the Independent Directors recommended to the Board that it approve the Offer, the Merger and the Merger Agreement. Following a discussion of the Independent Directors' recommendation and a further discussion of the Offer, the Merger and the Merger Agreement by the Board, the members of the Board present and voting (directors who are designees of Parent abstained) voted unanimously to approve and adopt the Merger Agreement and recommend to the Public Stockholders that such stockholders accept the Offer and tender their Shares pursuant to the Offer, and determined that the Offer and the Merger are fair to, and in the best interests of the Public Stockholders.

    The Merger Agreement and related agreements were executed as of January 10, 1997, and Parent and the Company issued a joint press release announcing such execution and delivery on January 13, 1997.

    On January 17, 1997, the Purchaser commenced the Offer.

    (2) REASONS FOR THE RECOMMENDATION OF THE INDEPENDENT DIRECTORS AND THE
BOARD.

    In reaching its determinations referred to immediately above, the Independent Directors considered the following factors, each of which, in the view of the Independent Directors, supported such determinations:

        (i) the Company's uncertain financial prospects as a result of (a) the current rate at which the Company is utilizing its available funds, and (b) uncertainty as to whether the Company would be able to raise additional capital which would be adequate for its ongoing needs (particularly in light of Parent's stated refusal to participate in any further financing and Parent's ability to maintain its percentage interest in the Company through certain "top-up" rights granted to Parent and Purchaser in connection with their 1991 investment in the Company);

        (ii) the risk that the Company would suffer the loss of key employees and other adverse consequences if the Company did not accept the Offer and pursued other alternatives with the attendant delay;

        (iii) the historical market prices and recent trading activity of the Shares including the fact that the $19.50 per Share cash consideration to be paid to the Public Stockholders in the Offer and Merger represents a premium of 77.3% over the reported cash price on the last full trading day preceding the public announcement of Parent's original proposal and a premium of 34.5% over the average closing price for the thirty days prior to January 3, 1997;

        (iv) the history of the negotiations between the Independent Directors and their representatives and Parent and their representatives, including the facts that (a) the negotiations resulted in an increase in the price at which Parent and Purchaser were prepared to acquire the Publicly Held Shares from $17.00 to $19.50 per Share, and (b) the Independent Directors belief that Parent and Purchaser would not further increase the Offer and that $19.50 per Share was the highest price which could be obtained from Parent and Purchaser;

        (v) the opinion of Lehman Brothers that the consideration to be offered to the Public Stockholders in the Offer and the Merger is fair to such stockholders from a financial point of view and the report and analysis presented by Lehman Brothers (see "OPINION OF LEHMAN BROTHERS");

        (vi) the First Minimum Condition's requirement that the Offer not be consummated unless at least a majority of the Publicly Held Shares are validly tendered pursuant to the Offer and not withdrawn;

        (vii) the stated unwillingness of Parent and Purchaser to consider a sale of their interest in the Company which made pursuit of other potential business combinations impracticable;

        (viii) the ability of the Public Stockholders to exercise dissenters' rights under the DGCL;

        (ix) the likelihood that the proposed acquisition would be consummated, based in part on the financial condition of Parent;

        (x) the terms and conditions of the Merger Agreement, including the absence of a financing condition; and

        (xi) the structure of the transaction which is designed, among other things, to result in receipt by the Public Stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

    In reaching its determinations referred to above, the Board considered the recommendation of the Independent Directors and the factors set forth immediately above, each of which, in the view of the Board, supported such determinations.

    The members of the Board, including the Independent Directors, evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board and the Independent Directors considered in connection with their evaluation of the Offer and the Merger, neither the Board nor the Independent Directors found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Board nor the Independent Directors did so. In addition to the factors listed above, the Board and the Independent Directors had each considered the fact that consummation of the Offer and Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that (a) this loss of opportunity was reflected in part by the price of $19.50 per Share to be paid in the Offer and the Merger, and (b) as noted above, there was significant uncertainty as to the Company's long-term economic viability.

    The Board, including the Independent Directors, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Independent Directors consisted of independent directors appointed to represent the interests of the Public Stockholders; (ii) the Independent Directors retained and were advised by independent legal counsel; (iii) the Independent Directors retained Lehman Brothers as their independent financial advisor to assist them in evaluating the Offer and the Merger; (iv) the existence of the First Minimum Condition to the Offer; (v) the deliberations pursuant to which the Independent Directors evaluated the Offer and the Merger and alternatives thereto; and (vi) the fact that the $19.50 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's length bargaining between representatives of the Independent Directors, on the one hand, and Parent, on the other.

    (3) OPINION OF LEHMAN BROTHERS

    Lehman Brothers was engaged by the Company to act as financial advisor to the Independent Directors in connection with the Offer and the Merger, as described under "BACKGROUND." As part of its role as financial advisor to the Independent Directors, Lehman Brothers was engaged to render to the Independent Directors financial advisory services and, if requested by them to render, to the Board, an opinion as to the fairness, from a financial point of view, to the Public Stockholders of the consideration to be offered in the Offer and the Merger.

    On January 6, 1997, in connection with the Independent Directors' preliminary evaluation of the Offer, the Merger and the Merger Agreement, Lehman Brothers made a preliminary presentation to the Independent Directors with respect thereto (the "Lehman Brothers Report"). As part of the presentation, Lehman Brothers reviewed with the Independent Directors certain of the information and financial data described below.

    Complete copies of the Lehman Brothers Report were delivered to the Independent Directors on January 7, 1997, in connection with the Independent Directors' final evaluation of the Offer, the Merger and the Merger Agreement. On January 9, 1997, representatives of Lehman Brothers reviewed the information included in the Lehman Brothers Report with John J. Schwartz, Ph.D. and Irving
L. Weissman, M.D. (the directors of the Company who are neither Independent Directors nor designees of Parent).

    On January 10, 1997, Lehman Brothers reviewed with the Independent Directors the matters set forth in the Lehman Brothers Report and rendered its oral opinion to the Independent Directors that as of that date the proposed consideration to be offered in the Offer and the Merger was fair, from a financial point of view, to the Public Stockholders.

    Later on January 10, 1997, in connection with the Board's evaluation of the Offer, the Merger and the Merger Agreement, Lehman Brothers reviewed with the Board the matters set forth in the Lehman Brothers Report and rendered its oral opinion to the Board that as of that date the proposed consideration to be offered in the Offer and the Merger was fair, from a financial point of view, to the Public Stockholders.

    Lehman Brothers delivered its written opinion to the Board on January 10, 1997 (the "Lehman Opinion"). A copy of the Lehman Opinion, which sets forth the assumptions made, matters considered and limitations of review undertaken by Lehman Brothers, is attached as Exhibit 21 to this Schedule 14D-9 and is incorporated herein by reference. The Lehman Opinion is also included as Appendix I to this Schedule 14D-9.

    No limitations were imposed by the Company or the Independent Directors on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering the Lehman Opinion, except that Lehman Brothers was not authorized to solicit, and did not solicit, any indications of interest from any third party with respect to a purchase of all or a part of the Company's business. Lehman Brothers was not requested to and did not make any recommendation to the Independent Directors or the Board as to the form or amount of consideration to be offered to the Public Stockholders in the Offer or the Merger, which was determined through negotiations between the Independent Directors and its financial and legal advisors (including Lehman Brothers) and Parent and its financial and legal advisors. In arriving at the Lehman Opinion, Lehman Brothers did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the Public Stockholders in the Offer and the Merger on the basis of the financial and comparative analyses described below. The Lehman Opinion is for the use and benefit of the Independent Directors and Messrs. Schwartz and Weissman and was rendered to them in connection with their consideration of the Offer and the Merger and is not intended to be and does not constitute a recommendation to any Public Stockholder as to whether to accept the consideration to be offered to such stockholder in the Offer or the Merger. Lehman Brothers was not requested to opine as to, and the Lehman Opinion does not in any manner address, the Company's underlying business decision to enter into the Merger Agreement.

    In arriving at the Lehman Opinion, Lehman Brothers reviewed and analyzed:
(a) the Merger Agreement and the specific terms of the Offer and the Merger; (b) publicly available information concerning the Company which Lehman Brothers believed to be relevant to its analysis, including the Company's Form 10-K for the year ended December 31, 1995 and the Company's Form 10-Q for the quarter ended September 30, 1996; (c) other financial and operating information with respect to the business, operations and prospects of the Company prepared by the Company in 1996 and furnished to Lehman Brothers by the Company (including financial projections for the fiscal years 1996-2005); (d) a trading history of the Company's common stock from August 7, 1991 to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant; (e) a comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman Brothers deemed relevant; (f) an analysis of the cash required to fund the Company's near term capital and operating requirements, the cash currently available to the Company and the alternatives available to the Company to obtain additional financing; and (g) a comparison of the financial terms of the Offer and the Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant. In addition, Lehman Brothers had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects, and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

    In arriving at the Lehman Opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial information provided by the Company and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of the Company that they were not aware of any facts that would make the information provided by the Company inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best available estimates and judgments of the management of the Company as to the future financial performance of the Company. However, for purposes of its analysis, Lehman Brothers also considered certain more conservative assumptions and estimates which resulted in significant adjustments to the projections of the Company. Lehman Brothers discussed these adjusted projections with the Company's management and they have agreed that, because the Company's projections have been prepared based on assumptions which include the success of each of its products in human clinical trials and in the marketplace, it is appropriate for Lehman Brothers to adjust such projections to reflect the uncertainties inherent in the business and prospects of the Company and in the Company's ability to secure adequate financing in the future to fund its capital and operating requirements. Without agreeing with each particular adjustment Lehman Brothers made, the Company's management believes that the overall extent of Lehman Brothers' adjustments to the Company's projections is reasonable and that Lehman Brothers' use of such adjusted projections in its analysis is appropriate. In arriving at the Lehman Opinion, Lehman Brothers conducted a limited physical inspection of the properties and facilities of the Company and did not make nor obtain any evaluations or appraisals of the assets or liabilities of the Company. The Lehman Opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the Lehman Opinion.

    The following paragraphs summarize the financial and comparative analyses performed by Lehman Brothers in connection with the January 10, 1997 oral opinions and presented initially to the Independent Directors and later to the Board. The summary does not represent a complete description of the analyses performed by Lehman Brothers.

    The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at the Lehman Opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevancy of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Additionally, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

    COMMON STOCK PRICE ANALYSIS. Lehman Brothers compared the Company's stock price performance from August 7, 1991 to January 3, 1997 against the offer of $19.50 per Share. Lehman Brothers noted that the offer of $19.50 per Share was above the closing stock price for all but 42 trading days since February 1, 1993. Lehman Brothers also compared the price performance of the Company's common stock from August 7, 1991 to January 3, 1997 with those of the AMEX Biotechnology Index. Using August 7, 1991 as a base value of 100%, on January 3, 1997, the Company's stock price was 67.7% of its base value as compared to the AMEX Biotechnology Index, which was 204.2% of its base value.

    COMMON STOCK TRADING VOLUME ANALYSIS. Lehman Brothers analyzed the historical daily trading volume of the Company's common stock over various periods. Lehman Brothers noted that since January 1, 1995, 3,285,900 common shares had been traded. Of these shares, only 10.8% of the shares traded between $17.88 to $18.63 per share; 36.3% of the shares traded between $15.88 and $17.88 per share; 37.1% of the shares traded between $13.88 to $15.88; and the remaining 15.8% of the shares traded below $13.88 per share.

    COMPARABLE PUBLIC COMPANY ANALYSIS. Lehman Brothers compared the historical financial, operating and stock market performances of certain publicly traded companies that it considered relevant with the historical financial and operating performance of the Company, based upon information that was publicly available at that time and based upon information provided to Lehman Brothers by the management of the Company. The companies that Lehman Brothers included in its universe of gene therapy companies were Avigen Inc., GeneMedicine, Inc., Ribozyme Pharmaceuticals, Inc., Somatix Therapy Corporation, Targeted Genetics Corporation and Vical Incorporated (the "Comparable Gene Therapy Companies"), and in its universe of cell therapy companies were Cell Genesys, Inc. and CellPro Incorporated (the "Comparable Cell Therapy Companies"). Lehman Brothers examined both the market value of the total outstanding common equity (the "Market Value") and the Market Value minus "Cash" (the "Technology Value"), the historical cash-burn rate, cash on hand and years of cash remaining for both such groups of comparable companies. "Cash" equals cash and cash equivalents plus short-term marketable securities.

    Lehman Brothers noted that at the proposed purchase price of $19.50 per Share, the fully-diluted Market Value for the Company of $287.4 million was above the high end of the high/low range of $270.7 million to $36.1 million for the Comparable Gene Therapy Companies, and above the high end of the high/ low range of $196.1 million to $183.8 million for the Comparable Cell Therapy Companies. The proposed purchase price represented a 145.2% premium to the mean market valuation of $117.2 million, and a $187.7% premium to the median market valuation of $99.9 million for the Comparable Gene Therapy Companies. The proposed purchase price represented a 51.3% premium to the mean market valuation of $189.9 million for the Comparable Cell Therapy Companies.

    Lehman Brothers also noted that the proposed purchase price of $19.50 per share, the fully-diluted Technology Value for the Company of $268.4 million was above the high end of the high/low range of $219.9 million to $15.1 for the Comparable Gene Therapy Companies, and above the high end of the high/ low range of 104.8 million to $77.4 million for the Comparable Cell Therapy Companies. The proposed purchase price represented a 239.8% premium to the mean technology valuation of $79 million, and a 328.8% premium to the median technology valuation of $62.6 million for the Comparable Gene Therapy Companies. The proposed purchase price represented a 194.6% premium to the mean market valuation of $91.1 million.

    Lehman Brothers noted that, per discussions with the Company management, the Company had approximately $25 million of cash and cash equivalents as of December 31, 1996. Lehman Brothers noted that the Company's implied burn life, calculated as the cash on hand divided by the latest twelve month cash burn rate (defined as the product of net income and depreciation less capital expenditures) of 0.8 years was 74.2% less than the mean implied burn life of 3.1 years for the Comparable Gene Therapy Companies and 91.8% less than the mean implied burn life of 9.7 years for the Comparable Cell Therapy Companies.

    Lehman Brothers also compared the price performance of the Common Stock from January 2, 1995 to January 3, 1997 with those of an index of the Comparable Gene Therapy and Cell Therapy Companies and the AMEX Biotechnology Index. Using January 2, 1995 as the base of 100%, on January 3, 1997, the Company's common stock price was 88.6% of the base value, as compared to an index of the Comparable Gene Therapy and Cell Therapy Companies and the AMEX Biotechnology Index values of 177.9% and 158.6% of their base value, respectively.

    Because of the inherent differences between the business, operations and prospects of the Company and the businesses, operations and prospects of the Comparable Gene Therapy Companies, the Comparable Cell Therapy Companies and large capitalization biotechnology companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the Comparable Gene Therapy Companies and the Comparable Cell Therapy Companies that would affect the public trading values of each.

    DISCOUNTED CASH FLOW ANALYSIS. Lehman Brothers performed a discounted cash flow analysis on the projected financial information provided by the Company to Lehman Brothers. Lehman Brothers noted that the Company's projections were prepared based on assumptions that include, among other things, the success of each of its products in human clinical trials and in the market place. For purposes of its analysis, Lehman Brothers considered certain more conservative assumptions and estimates that reflect the uncertainties inherent in the Company's business and prospects. Using these more conservative assumptions and estimates, Lehman Brothers prepared two scenarios, whereby the second scenario contained more significant adjustments to the Company's projections than the first scenario. Lehman Brothers discounted to present value the projected stream of after-tax cash flows and the terminal year value (the "Terminal Value") of the business. The Terminal Value for the discounted cash flow analysis of the Company's projections was based upon, among other things, a range of 5.0x-8.0x multiples of projected fiscal 2001 revenues. The Terminal Value for the discounted cash flow analyses of Lehman Brothers' two adjusted scenarios were based upon, among other things, ranges of 11.0x-15.0x multiples of projected fiscal 2005 earnings before interest and taxes ("EBIT"). Lehman Brothers analyzed the revenue and EBIT multiples of Amgen, Inc. and an index of U.S. Pharmaceutical Companies. Lehman Brothers noted that in 1990 and 1991 Amgen had revenue multiples of 4.7x and 9.8x, respectively. Lehman Brothers also noted that based on Lehman Brothers equity research estimates, Amgen has a 1997 revenue multiple of 5.3x. Additionally, Lehman Brothers noted that an index of U.S. Pharmaceutical Companies has a one year forward revenue multiple of 3.6x and an EBIT multiple of 16.2x. Lehman Brothers also noted that, based on Lehman Brothers equity research estimates, Amgen has a one year forward EBIT multiple of 12.6x.

    In performing this analysis, Lehman Brothers used discount rates ranging from 35% to 50%, which were chosen based on several assumptions regarding factors such as the current level of inflation, interest rates, the inherent business risk in the Company's operations, as well as in the gene therapy and biotechnology industry as a whole, and the cost of capital to the Company.

    For the discounted cash flow analysis of the Company's projections, (i) the firm value of the Company resulting from these analyses ranged from $372.3 million to $1,032.8 million and (ii) the equity value per share of the Company's common stock on a fully-diluted basis resulting from these analyses ranged from $25.92 to $66.70 per Share. In the first of Lehman Brothers' scenarios, (i) the imputed firm value of the Company resulting from these analyses ranged from $144.1 million to $571.7 million and (ii) the imputed equity value per Share of the Company's common stock on a fully-diluted basis resulting from these analyses ranged from $11.82 to $38.23. In the second of Lehman Brothers' scenarios, (i) the imputed firm value of the Company resulting from these analyses ranged from $83.1 million to $406.2 million, and (ii) the imputed equity value per Share of the Company's common stock on a fully diluted basis resulting from these analyses ranged from $8.06 to $28.01.

    COMPARABLE TRANSACTION ANALYSIS. Lehman Brothers compared the financial and operating performance of certain companies that had engaged in recent merger or alliance transactions, and which Lehman Brothers considered relevant, with the historical financial and operating performance of the Company, based upon information that was publicly available at the time and based upon information provided to Lehman Brothers by the Company's management. The transactions that Lehman Brothers considered comparable to the Merger included the transactions by Bergen Brunswig Corp. with IVAX Corp., by Rhone-Poulenc Rorer, Inc. with Applied Immune Sciences, Inc., by Sandoz AG with Genetic Therapy, Inc., by Chiron Corporation with Viagene, Inc., by Ligand Pharmaceuticals, Inc. with Glycomed, Inc., by CIBA-GEIGY Limited with Chiron Corporation, by American Cyanamid Company with Immunex Corporation,and by American Home Products with Genetics Institute, Inc. Lehman Brothers analyzed the tender/merger price per share for shares purchased directly from the target company (the "Merger Purchase Price Per Share"). The Merger Purchase Price Per Share for each of these transactions was then compared to the target stock price one day prior to the announcement of the transaction to calculate the premium over such stock price (the "Premium"). The Premium in the comparable transactions analyzed by Lehman Brothers ranged from a high of 67.9% to a low of (13.4)%. In addition, Lehman Brothers noted that the Premium for the Company at the proposed purchase price of $19.50 per Share was 77.3% when compared to the price of $11.00 per Share one day prior to Parent's public announcement of its original proposal of $17.00 on May 24, 1996. Lehman Brothers also noted that the premium for the Company at the proposed purchase price of $19.50 per Share was 29.5% on January 3, 1997.

    In addition, the Merger Purchase Price Per Share for each of these transactions was then compared to: (i) the target's stock price 30 days prior to the announcement of the transaction, (ii) the target's high stock price over the last twelve months prior to announcement of the transaction and (iii) the target's low stock price over the last twelve months prior to announcement of the transaction. The high and low premiums were as follows: (i) 95.3% to (11.3)%, (ii) 245.7% to (54.9)%; and (iii) 533.8% to 5.8%. The respective premiums for the Company at the proposed purchase price of $19.50 per Share for such dates or periods ending May 23, 1996 are as follows (i) 51.5%, (ii) 16.4%, and (iii) 77.3%. Lehman Brothers also noted that the premiums for the Company at the proposed purchase price of $19.50 per Share for such dates or periods ending on January 3, 1997 were (i) 34.5%, (ii) 4.7% and (iii) 77.3%.

    Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent difference between the businesses, operations and the prospects of the Company and the business, operations and prospects of the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the characteristics of these transactions and the Offer and the Merger that would affect the acquisition values of the Company and such acquired companies.

    HISTORICAL AND PROJECTED FINANCIAL STATEMENTS. Lehman Brothers reviewed historical financial statements of the Company and the projected financial statements of the Company through 2005 referred to above as well as the assumptions underlying the Company's projections. In order to analyze the Company's projections, Lehman Brothers compared the Company's projected revenue and EBIT growth rates for five years after initial product launch to Amgen and Genentech's revenue and EBIT growth rates for five years after initial product launch. Lehman Brothers also reviewed the projected financial performance versus actual financial performance in terms of sales, sales growth and net income for Genentech and Genetics Institute. Lehman Brothers also reviewed the projections of Applied Immune Science disclosed publicly in 1993 and compared these projections to Applied Immune Sciences' projections disclosed publicly in 1995. Additionally, Lehman Brothers compared the Company's projected sales disclosed publicly in 1992 to actual sales during 1992 to 1996. Lehman Brothers also compared the Company's projected EBIT margin ("EBIT margin") in 2005 to the 1995 EBIT margins of several large capitalization pharmaceutical companies (the "Pharmaceutical Companies") and noted that the Company's projected EBIT margin in year 2005 was substantially higher than the highest EBIT margin in the year 1995 of the Pharmaceutical Companies. Lehman Brothers also compared the Company's projected selling, general and administrative expenses ("SG&A") as a percentage of revenues and projected 2005 research and development expenses ("R&D") as a percentage of revenues to the SG&A as a percentage of revenues and R&D as a percentage of revenues for several large capitalization pharmaceutical and biotechnology companies (the "Pharmaceutical and Biotechnology Companies"). Lehman Brothers noted that the Company's projected SG&A as a percentage of revenues and R&D as a percentage of revenues was lower than the lowest SG&A as a percentage of revenues and lower than the mean R&D as a percentage of revenues for the Pharmaceutical and Biotechnology Companies.

    ALTERNATIVES CONSIDERED. Lehman Brothers reviewed the recent weak financing environment for biotechnology companies and also analyzed the stock price changes of certain large biotechnology companies from May 1, 1996 to January 3, 1997. Lehman Brothers noted the decrease in stock prices for the following companies: Amgen Inc., (0.7%); Centocor, Inc., (10.5%); Chiron Corporation, (20.1%); and Genzyme Corporation, (15.7%).

    Lehman Brothers analyzed the changes in original filing price to offered price for biotechnology initial public offerings from July 1, 1996 to January 3, 1997. Lehman Brothers noted that the mean, median, high and low change of offer price from midpoint of the filing range for initial public offerings was (16.5%),

(16.7%), 7.1% and (41.7%), respectively. Lehman Brothers also analyzed the change in original filing price to offered price for biotechnology follow-on offerings from July 1, 1996 to January 3, 1997. Lehman Brothers noted that the mean, median, high and low change of offer price from the original filing price for follow-on offerings was (31.0%), (26.3%), (13.5%) and (52.6%), respectively.

    Lehman Brothers analyzed the possible dilutive effects of a public offering on the Company's existing stockholders and the dilutive effect of Parent's "top-up" rights under their existing agreements with the Company. Lehman Brothers also reviewed the viability of the Company pursuing certain other strategic alternatives and considered, in particular, the fact that Parent has indicated that it is unwilling to facilitate another potential strategic partner making an offer for the Company.

    A copy of the Lehman Brothers Report has been filed as an exhibit to the Statement on Schedule 13E-3 filed by Parent, the Purchaser and the Company and is incorporated herein by reference. Copies of the Lehman Brothers Report and the Lehman Opinion are available for inspection and copying at the principal executive offices of the Company during regular business hours by any stockholder of the Company, or a stockholder's representative who has been so designated in writing.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    In connection with the Offer and other matters arising in connection therewith, Lehman Brothers Inc. has been retained as the exclusive financial advisor to the Independent Directors.

    FINANCIAL ADVISOR TO THE INDEPENDENT DIRECTORS. Pursuant to the Letter Agreement dated September 9, 1996 between Lehman Brothers and the Company, and agreed and accepted by the Independent Directors (the "Lehman Engagement Letter"), Lehman Brothers agreed to render financial advisory services to the Independent Directors concerning the unsolicited offer by Parent, including any revised or modified offer to acquire all the Publicly Held Shares. Pursuant to such engagement, Lehman Brothers agreed to (i) assist in evaluating the Offer or alternatives thereto; (ii) implement the determinations of the Independent Directors; (iii) at the Independent Directors' request, negotiate with Parent with respect to the Offer and/ or develop alternatives (provided that Lehman Brothers will not solicit third parties without the Independent Directors' prior approval); (iv) if requested by the Independent Directors, render an opinion to the Board of Directors as to the fairness, from a financial point of view, to the Public Stockholders of the consideration to be offered to such stockholders in the Offer.

    Pursuant to the Lehman Engagement Letter, the Company has paid to Lehman Brothers a retainer of $100,000, has agreed to pay Lehman Brothers a fee of $500,000 upon the rendering of its opinion and has agreed to pay Lehman Brothers an additional advisory fee, based on the aggregate value of consideration received by the Company's stockholders, of approximately $415,000 upon consummation of the Merger. In addition, the Company has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Company and the rendering of its opinion.

    Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Independent Directors selected Lehman Brothers because of its expertise, reputation and familiarity with the Company in particular and the biotechnology industry in general and because its investment banking professionals have substantial experience in transactions similar to the Merger.

    OTHER PERSONS. Neither the Company, the Independent Directors nor any person acting on behalf of either of them has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders on behalf of the Independent Directors or the Company concerning Purchaser's Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates.

    (b) The Company has not been advised by its executive officers, directors and affiliates who own Publicly Held Shares, either directly or beneficially, whether they intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as described in Items 3 and 4 above, including as set forth in the Offer, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (i) through (iv) of paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    COMPANY PROJECTIONS. The Company does not as a matter of course publicly disclose projections as to future revenues or earnings. However, in connection with Lehman Brothers' analysis (see "OPINION OF LEHMAN BROTHERS") certain projections prepared by the Company's management in 1996 were made available to Lehman Brothers, including the following:

                                                             PROJECTED YEARS ENDING DECEMBER 31,
                                    --------------------------------------------------------------------------------------
                                      1996E      1997E      1998E      1999E      2000E      2001E      2002E      2003E
                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS)

Total revenue.....................     19,678     31,528     48,134    106,565    246,048    566,676  1,177,835  1,958,429

Total operating expenses..........     62,122     75,793     88,329    102,965    134,052    243,064    479,611    781,032

Net operating income/(loss).......    (42,444)   (44,265)   (40,195)     3,600    111,996    323,612    698,224  1,177,397

Net income/(loss).................    (42,444)   (44,265)   (40,195)     3,600    111,996    244,767    411,952    694,664


                                      2004E      2005E
                                    ---------  ---------

Total revenue.....................  2,975,622  3,761,314
Total operating expenses..........  1,147,851  1,447,851
Net operating income/(loss).......  1,827,771  2,313,463
Net income/(loss).................  1,078,385  1,364,943

    Projected information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. In addition, the foregoing projections were based on assumptions which include the success of each of the Company's products in human clinical trials and in the market place. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, these projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this
Schedule 14D-9 only because such information was made available for Lehman Brothers by the Company. For a discussion of Lehman Brothers' treatment and analysis of the projections see "OPINION OF LEHMAN BROTHERS."

    The Company does not intend to update or otherwise publicly revise the projections to reflect circumstances existing or developments occurring after the preparation of the projections or to reflect the occurrence of unanticipated events.

    The Company's projections should be read in conjunction with the historical financial statements of the Company for the year ended December 31, 1995 and for the period ended September 30, 1996, copies of which are set forth in the Offer to Purchase which is filed as Exhibit 1 hereto and incorporated by reference herein.

    LITIGATION. The Company has been served notice or been informed of six stockholder lawsuits with respect to the May 23, 1996 proposal by Parent to acquire all of the shares of the Company that Parent does not already own, at a proposed price of $17.00 per share. The lawsuits have been filed in the Court of Chancery of the State of Delaware in New Castle County, each suit asking for class action status and naming the Company, Parent and its affiliated entities, and the individual members of the Company's Board of Directors as defendants. The suits generally seek to enjoin consummation of the Parent proposal on the grounds that the consideration to be paid to the Public Shareholders under the proposal is unfair and inadequate. Pursuant to a court-approved stipulation, dated July 15, 1996, no response to the suits will be made by the defendants until 20 days after they receive notice that a response is required. The captions, civil action numbers and filing dates of the lawsuits are as follows:

        Gwen Werbowsky v. Sandoz Ltd. et al., C.A. No. 15014, May 24, 1996;

        James Vosler v. SyStemix, Inc. et al., C.A. No. 15016, May 24, 1996;

        Joseph Cincotta v. Sandoz Ltd. et al., C.A. No. 15018, May 28, 1996

        Crandon Capital Partners v. Joseph J. Ruvane, Jr. et al., C.A. No. 15019, May 28, 1996;

        David Rosenberg v. Joseph J. Ruvane, Jr. et al., C.A. No. 15020, May 28, 1996; and

        Kevin Tracy v. Urs Barlocher et al., C.A. No. 15024, May 30, 1996.

    These six lawsuits have been consolidated into one action captioned, In Re SyStemix, Inc. Shareholders Litigation, Consolidated C.A. 15014.

    The litigation could result in substantial expense to the Company and significant diversion of efforts of the Company's management team. The Company believes that all of such lawsuits are without merit, and intends to vigorously defend such actions. The above summary does not purport to be complete and is qualified in its entirety by reference to the full text of the complaints and the order of consolidation, which are attached as Exhibits 22, 23, 24, 25, 26, 27 and 28 hereto, respectively, and which are hereby incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Offer to Purchase, dated January 17, 1997

Exhibit 2  Letter of Transmittal

Exhibit 3  Joint Press Release issued by SyStemix, Inc. and Novartis Inc. on January 13,
           1997

Exhibit 4  Agreement and Plan of Merger, dated as of January 10, 1997, by and among
           Novartis Inc., Novartis Biotech Holding Corp. and SyStemix, Inc.

Exhibit 5  Letter to Stockholders of SyStemix, Inc., dated January 17, 1997*

Exhibit 6  By-Laws of SyStemix, Inc.

Exhibit 7  1996 Proxy Statement of SyStemix, Inc. dated May 31, 1996 relating to SyStemix,
           Inc.'s 1996 Annual Meeting of Stockholders

Exhibit 8  Form of Warrant

Exhibit 9  SyStemix, Inc. 1988 Stock Option Plan, as amended

Exhibit
10         SyStemix, Inc. 1991 Stock Option and Incentive Plan, as amended

Exhibit
11         Acquisition Agreement, dated as of December 16, 1991, among Sandoz Ltd., Sandoz
           Biotech Holdings Corporation and SyStemix, Inc.

Exhibit
12         Registration Rights Agreement, dated as of December 16, 1991, among SyStemix,
           Inc., and Eli S. Jacobs, The Aetna Casualty and Surety Company and The Standard
           Fire Insurance Company

Exhibit
13         Confidentiality Agreement, dated as of September 30, 1991, between Sandoz Pharma
           Ltd. and SyStemix, Inc.

Exhibit
14         Confidentiality Agreement, dated as of December 2, 1991, between Sandoz Pharma
           Ltd. and SyStemix, Inc.

Exhibit
15         Consulting Agreement, dated as of December 16, 1991, between Systemix, Inc. and
           Irving L. Weissman

Exhibit
16         SyStemix-Sandoz Partnership Agreement, dated as of April 13, 1993

Exhibit
17         Stock and Warrant Purchase Agreement, dated as of January 30, 1995 among
           SyStemix, Inc., Sandoz Ltd. and Sandoz Biotech Holding Corporation

Exhibit
18         Employment Agreement, dated as of March 29, 1995, between SyStemix, Inc. and
           John Schwartz

Exhibit
19         Declaration of Dissolution of Sandoz-SyStemix Gene Therapy of HIV Partnership,
           dated September 14, 1995

Exhibit
20         Research and Development Collaboration Agreement, dated as of August 13, 1995, between SyStemix, Inc. and Sandoz Pharmaceuticals Corporation

Exhibit
21         Opinion of Lehman Brothers Inc., dated January 10, 1997*

Exhibit
22         Class Action Complaint in an action in the Court of Chancery of the State of
           Delaware in and for New Castle County entitled Gwen Werbowsky v. Sandoz Ltd. et
           al., C.A. No. 15014, May 24, 1996

Exhibit
23         Class Action Complaint in an action in the Court of Chancery of the State of
           Delaware in and for New Castle County entitled James Vosler v. SyStemix, Inc. et
           al., C.A. No. 15016, May 24, 1996

Exhibit
24         Class Action Complaint in an action in the Court of Chancery of the State of
           Delaware in and for New Castle County entitled Joseph Cincotta v. Sandoz Ltd. et
           al., C.A. No. 15018, May 28, 1996

Exhibit
25         Class Action Complaint in an action in the Court of Chancery of the State of
           Delaware in and for New Castle County entitled Crandon Capital Partners v.
           Joseph J. Ruvane, Jr. et al., C.A. No. 15019, May 28, 1996

Exhibit
26         Class Action Complaint in an action in the Court of Chancery of the State of
           Delaware in and for New Castle County entitled David Rosenberg v. Joseph J.
           Ruvane, Jr. et al., C.A. No. 15020, May 28, 1996

Exhibit
27         Class Action Complaint in an action in the Court of Chancery of the State of
           Delaware in and for New Castle County entitled Kevin Tracy v. Urs Barlocher et
           al., C.A. No. 15024, May 30, 1996

Exhibit
28         In Re SyStemix, Inc. Shareholders Litigation, Consolidated C.A. 15014

------------------------

*   Included with Schedule 14D-9 mailed to Stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 17, 1997

                                                   /s/ John J. Schwartz

                                          --------------------------------------

                                                 John J. Schwartz, Ph.D.
                                          President and Chief Executive Officer

                                                                      SCHEDULE I

                   INFORMATION WITH RESPECT TO THE INTERESTS
                   OF CERTAIN PERSONS IN THE OFFER AND MERGER

    In considering the recommendations of the Board and the Independent Directors set forth in Item 4(a) of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of which this Schedule I is a part, Public Stockholders should be aware that certain members of the Board and the Independent Directors, respectively, have interests in the Merger and the Offer which are described below and which may present them with certain conflicts of interest.

    INDEPENDENT DIRECTORS. The Company has agreed to pay the fees and expenses of the Independent Directors' counsel and financial advisor.

    INTERESTS OF EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES WITH RESPECT TO SHARES CURRENTLY HELD AND OPTIONS. Pursuant to the Offer, the Public Stockholders, including certain directors and employees of the Company, will be entitled to receive the Offer Price for each Share currently held which is tendered into the Offer and accepted for payment in accordance with its terms. Pursuant to the Merger Agreement, the directors and employees of the Company holding Options may surrender such Options for cancellation and receive in exchange therefor cash payments as described under "THE MERGER" in Item 3(b)(2) of the Schedule 14D-9. Assuming all such Shares are tendered in the Offer and all such Options are surrendered for cancellation prior to the Effective Time, then the directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, based upon their holdings as of January 10, 1997, cash payments in the manner set forth in the table below:

                                                      SHARE AND OPTION AMOUNTS WITH RESPECT TO THE COMPANY'S
                                                                 DIRECTORS AND EXECUTIVE OFFICERS
                                                 -----------------------------------------------------------------
                                                                            OPTIONS
                                                   OWNED    $ AMOUNT AT    CONVERTED                  TOTAL CASH
NAME                                              SHARES    OFFER PRICE   TO CASH(1)     $ AMOUNT    CONSIDERATION
-----------------------------------------------  ---------  ------------  -----------  ------------  -------------
Iris Brest.....................................      1,800        35,100      24,289   $    151,023   $   186,123
Linda M. Burch.................................      5,000  $     97,500      54,420        174,446       271,946
James T. DePalma...............................     --           --           14,548         92,580        92,580
Harold Edgar...................................      8,275       161,363      37,500        105,000       266,363
Edgar J. Fullagar..............................     --    (2)      --         --            --            --
Stephan Guttmann, Ph.D. .......................     --    (2)      --         --            --            --
Paul Herrling, Ph.D. ..........................     --    (2)      --         --            --            --
Wendy R. Hitchcock.............................      1,500        29,250      36,607        133,172       162,422
Audrey F. Jakubowski, M.D......................      1,500        29,250      20,000         30,000        59,250
Christopher A. Juttner, M.D....................      2,000        39,500      25,781        150,467       189,967
Didier L. Lanson, Ph.D. .......................      1,800        35,100      17,386         91,617       126,717
Hugh Lewis.....................................      1,500        29,250      41,869        134,012       163,262
Fred J. Meyer..................................     --    (2)      --         20,959        102,843       102,843
Ulrich Oppikofer, Ph.D. .......................     --    (2)      --         --            --            --
Joseph J. Ruvane, Jr...........................     --           --           48,438        309,606       309,606
Edgar Schollmaier..............................     --           --           13,463         77,366        77,366
John J. Schwartz, Ph.D. .......................     31,000       604,500     225,487      1,134,659     1,739,159
Roland G. Scollay, Ph.D........................      1,500        29,250      18,000         76,500       105,750
Daniel L. Vasella, M.D. .......................     --    (2)      --         --            --            --
Irving L. Weissman, M.D........................    144,603  $  2,819,759      20,959        102,843     2,922,602

------------------------

(1) Excludes Options with exercise prices of $19.50 or greater per Share

(2) Excludes 11,977,699 shares of Common Stock beneficially held by Purchaser of which such person may be considered an affiliate. Such person disclaims beneficial ownership of any Shares held by Purchaser or its affiliates.

    INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's By-Laws (the "By-Laws") provide that each person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that the person or a person of whom he or she is the legal representative, is or was a director or officer, employee or agent (a "Representative") of the Company or is or was serving at the request of the Company as a Representative of another entity, whether the basis of such Proceeding is alleged action in an official capacity as a Representative or in any other capacity while serving as a Representative, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law (as it then exists or may thereafter be amended, but only to the extent such amendment permits broader indemnification rights than allowed prior to such amendment), against expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who ceases to be a Representative of the Company; provided, however, that the Company shall indemnify any such person seeking indemnity in connection with a Proceeding initiated by such person only if such Proceeding was authorized by the Company's Board of Directors. Such right to indemnification is a contract right which includes, only with respect to officers and directors acting in such capacity, the right to have expenses incurred in advance of the final disposition of any Proceeding specified above paid by the Company, but only upon delivery to the Company by the indemnified party of an undertaking to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified under the By-Laws or otherwise.

    The By-Laws also provide that any person making a claim for indemnification as described above who is not paid within 30 days of the Company's receipt of such claim may bring suit against the Company to recover such unpaid amount and, if successful, shall also be entitled to recover the expense of prosecuting such unpaid claim; provided, that such claimant (i) has tendered an undertaking if applicable (as described above) and (ii) has met the standards of conduct (as determined at law or in equity and not by the Company, independent counsel or stockholders) which make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed.

    The By-Laws further provide that the foregoing rights are not exclusive of any other right which any person may have or acquire under any statute, Charter provision, by-law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Company may purchase and maintain insurance, at its expense, to protect itself and any Representative of the Company or another entity against any expense, liability or loss under the By-Laws, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. The Company currently maintains such insurance for its directors and executive officers. The foregoing description is qualified in its entirety by reference to the Company's By-Laws, a copy of which is filed as Exhibit 6 to the Schedule 14D-9 and is hereby incorporated herein by reference.

    The Company may enter into agreements with any director, officer, employee or agent of the Company providing for indemnification to the full extent permitted by Delaware law.

    See also the discussion in Item 3(b)(2) of the Schedule 14D-9 under "The Merger Agreement" for information concerning certain provisions relating to these matters contained in the Merger Agreement.

                                                                      APPENDIX I

                                LEHMAN BROTHERS

                                                                January 10, 1997

Board of Directors
SyStemix, Inc.
3155 Porter Drive
Palo Alto, CA 94304

Members of the Board of Directors:

    We understand that Novartis, Inc. ("Novartis"), Novartis Biotech Holdings Corporation, an indirect wholly-owned subsidiary of Novartis ("Purchaser"), and SyStemix ("SyStemix" or the "Company") intend to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Purchaser will commence a tender offer to purchase all of the outstanding shares of the Company's common stock at $19.50 per share (the "Offer"). Pursuant to the terms and subject to the conditions of the Agreement, after consummation of the Offer, Purchaser will merge with and into the Company (the "Merger"). (The Merger, together with the Offer, are hereinafter referred to as the "Proposed Transaction".) In the Merger, all shares of the Company's common stock (other than (i) shares held in the Company's treasury, (ii) shares held by Novartis or any of its subsidiaries, and (iii) shares as to which dissenters' rights have been perfected) will be exchanged for cash equal to the amount per share paid in the Offer. The other terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

    We have been requested by Harold Edgar, Joseph Ruvane and Edgar Schollmaier, in their capacity as members of the Board of Directors of the Company (the "Independent Directors"), to render our opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company, other than Novartis, of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) the annual report of the Company for the fiscal year ended December 31, 1995 filed on form 10-K, the quarterly financial report of the Company for the fiscal quarter ended September 30, 1996 filed on Form 10-Q and such other publicly available information concerning the Company that we believe to be relevant to our analysis, (3) other financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company (including financial projections for years 1996 to 2005 under various operating assumptions), (4) a trading history of the Company's common stock from August 7, 1991 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) an analysis of the cash required to fund the Company's near term capital and operating requirements, the cash currently available to the Company and the alternatives available to the Company to obtain additional financing, and (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have held discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and further have relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. However, for purposes of our analysis, we also have considered certain more conservative assumptions and estimates which resulted in significant adjustments to the projections of the Company. We have discussed these adjusted projections with the Company's management and they have agreed that, because the Company's projections have been prepared based on assumptions which include the success of each of its products in human clinical trials and in the marketplace, it is appropriate for us to adjust such projections to reflect the uncertainties inherent in the business and prospects of the Company and in the Company's ability to secure adequate financing in the future to fund its capital and operating requirements. Without agreeing with each particular adjustment we have made, the Company's management believes that the overall extent of our adjustments to the Company's projections is reasonable and that our use of such adjusted projections in our analysis is appropriate. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company other than Novartis in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Independent Directors in connection with the Proposed Transaction and will receive a fee from the Company for our services, which is contingent in part upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Independent Directors and is rendered to the Independent Directors in connection with their consideration of the Proposed Transaction. This opinion also is for the use and benefit of Irving
L. Weissman, M.D. and John J. Schwartz, Ph.D., in their capacity as members of the Board of Directors of the Company, and is rendered to them in connection with their consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                             Very truly yours,

                                             LEHMAN BROTHERS

                                 EXHIBIT INDEX

EXHIBIT                                                                                                        PAGE
NUMBER                                           DOCUMENT DESCRIPTION                                         NUMBER
------------  -------------------------------------------------------------------------------------------  -------------

Exhibit 1     --Offer to Purchase, dated January 17, 1997

Exhibit 2     --Letter of Transmittal

Exhibit 3     --Joint Press Release issued by SyStemix, Inc. and Novartis Inc. on January 13, 1997

Exhibit 4     --Agreement and Plan of Merger, dated as of January 10, 1997, by and among Novartis Inc.,
                Novartis Biotech Holding Corp. and SyStemix, Inc.

Exhibit 5     --Letter to Stockholders of SyStemix, Inc., dated January 17, 1997*

Exhibit 6     --By-Laws of SyStemix, Inc. (A)

Exhibit 7     --Proxy Statement of SyStemix, Inc. dated May 31, 1996 relating to SyStemix, Inc.'s 1996
                Annual Meeting of Stockholders

Exhibit 8     --Form of Warrant (B)

Exhibit 9     --SyStemix, Inc. 1988 Stock Option Plan, as amended (C)

Exhibit 10    --SyStemix, Inc. 1991 Stock Option and Incentive Plan, as amended (G)

Exhibit 11    --Acquisition Agreement, dated as of December 16, 1991, among Sandoz Ltd., Sandoz Biotech
                Holdings Corporation and SyStemix, Inc. (D)

Exhibit 12    --Registration Rights Agreement, dated as of December 16, 1991, among SyStemix, Inc., and
                Eli S. Jacobs, The Aetna Casualty and Surety Company and The Standard Fire Insurance
                Company (D)

Exhibit 13    --Confidentiality Agreement, dated as of September 30, 1991, between Sandoz Pharma Ltd. and
                SyStemix, Inc. (D)

Exhibit 14    --Confidentiality Agreement, dated as of December 2, 1991, between Sandoz Pharma Ltd. and
                SyStemix, Inc. (D)

Exhibit 15    --Consulting Agreement, dated as of December 16, 1991, between Systemix, Inc. and Irving L.
                Weissman (D)

Exhibit 16    --SyStemix-Sandoz Partnership Agreement, dated as of April 13, 1993 (E)

Exhibit 17    --Stock and Warrant Purchase Agreement, dated as of January 30, 1995 between SyStemix,
                Inc., Sandoz Ltd. and Sandoz Biotech Holding Corporation (B)

Exhibit 18    --Employment Agreement, dated as of March 29, 1995, between SyStemix, Inc. and John
                Schwartz (F)

Exhibit 19    --Declaration of Dissolution of Sandoz-SyStemix Gene Therapy of HIV Partnership, dated
                September 14, 1995 (H)

Exhibit 20    --Research and Development Collaboration Agreement, dated as of August 13, 1995, between
                SyStemix, Inc. and Sandoz Pharmaceuticals Corporation (H)

Exhibit 21    --Opinion of Lehman Brothers Inc., dated January 10, 1997*

Exhibit 22    --Class Action Complaint in an action in the Court of Chancery of the State of Delaware in and for New Castle County entitled Gwen Werbowsky v. Sandoz Ltd. et al., C.A. No. 15014,
                May 24, 1996

EXHIBIT                                                                                                        PAGE
NUMBER                                           DOCUMENT DESCRIPTION                                         NUMBER
------------  -------------------------------------------------------------------------------------------  -------------
Exhibit 23    --Class Action Complaint in an action in the Court of Chancery of the State of Delaware in and for New Castle County entitled James Vosler v. SyStemix, Inc. et al., C.A. No. 15016,
                May 24, 1996

Exhibit 24    --Class Action Complaint in an action in the Court of Chancery of the State of Delaware in and for New Castle County entitled Joseph Cincotta v. Sandoz Ltd. et al., C.A. No. 15018,
                May 28, 1996

Exhibit 25    --Class Action Complaint in an action in the Court of Chancery of the State of Delaware in and for New Castle County entitled Crandon Capital Partners v. Joseph J. Ruvane, Jr. et
                al., C.A. No. 15019, May 28, 1996

Exhibit 26    --Class Action Complaint in an action in the Court of Chancery of the State of Delaware in and for New Castle County entitled David Rosenberg v. Joseph J. Ruvane, Jr. et al., C.A.
                No. 15020, May 28, 1996

Exhibit 27    --Class Action Complaint in an action in the Court of Chancery of the State of Delaware in and for New Castle County entitled Kevin Tracy v. Urs Barlocher et al., C.A. No. 15024,
                May 30, 1996

Exhibit 28    --In Re SyStemix, Inc. Shareholders Litigation, Consolidated C.A. 15014

------------------------

*   Included with Schedule 14D-9 mailed to Stockholders.

(A) Incorporated by reference to designated Exhibit included with the Company's Form S-1 Registration Statement (Registration No. 33-41180) filed on August 6, 1991, as amended.

(B) Incorporated by reference to the Company's Form 8-K filed on February 16, 1995.

(C) Incorporated by reference to the Company Form S-8 Registration Statement (Registration No. 33-44040) filed on November 19, 1991.

(D) Incorporated by reference to the Company's Schedule 14D-9 filed on December 20, 1991.

(E) Incorporated by reference to the Company's Form 10-Q for the quarter ended January 30, 1993, filed on August 3, 1993.

(F) Incorporated by reference to the Company's Form 10-Q for the Quarter ended March 31, 1995, filed on May 11, 1995.

(G) Incorporated by reference to the Company's Form S-8 Registration Statement (Registration No. 33-93906) filed on June 23, 1995.

(H) Incorporated by reference to the Company's Form 10-Q for the quarter ended September 31, 1995, filed on November 14, 1995.